April 15, 2025

Svetlana Belychova
Chief Executive Officer
Orbit Innovations Group Inc.
Vrabci 9
Prague, Czech Republic 18200

       Re: Orbit Innovations Group Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed March 24, 2025
           File No. 333-283342
Dear Svetlana Belychova:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 10, 2025 letter.

Amendment No. 3 to Form S-1 filed March 24, 2025
Unaudited Financial Statements
Statement of Operations, page F-10

1. We reviewed the revisions made in response to prior comment 3. Your computation of loss per common share of $0.13 for the three months ended December 31,
2024
       appears incorrect. In this regard, the denominator in the calculation should use weighted average common shares of 2,544,000. Please revise. In addition, for all periods with a net loss and loss per share please revise to include the amounts in parentheses.
 April 15, 2025
Page 2
2. We reviewed the revisions made in response to prior comment 4. Please remove the
       "From inception (December 7, 2023) - Sep 30, 2024)" statement of operations and statement of cash flows from your unaudited financial statements. Refer to Rule 8-03 of Regulation S-X.

       Please contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services